File No. 812-14925

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

AB PRIVATE CREDIT INVESTORS CORPORATION

AB PRIVATE CREDIT INVESTORS MIDDLE MARKET DIRECT LENDING FUND, L.P.

AB ENERGY OPPORTUNITY FUND, L.P.

AB PRIVATE CREDIT INVESTORS LLC

AXA EQUITABLE LIFE INSURANCE COMPANY

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER

SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF

1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY

SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF

1940 AND RULE 17d-1 TO SUPERSEDE A PRIOR ORDER

Please direct all communications,	Copies to:
notices and orders to:
Kenneth E. Young, Esq.
AB Private Credit Investors LLC	David J. Harris, Esq.
1345 Avenue of the Americas	Dechert LLP
New York, NY 10105	Cira Centre, 2929 Arch Street
Attention:	Philadelphia, PA 19104
J. Brent Humphries	(215) 994-2988
Wesley Raper
(212) 969-1000

July 12, 2018

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

AB PRIVATE CREDIT INVESTORS CORPORATION

AB PRIVATE CREDIT INVESTORS MIDDLE MARKET DIRECT LENDING FUND, L.P.

AB ENERGY OPPORTUNITY FUND, L.P.

AB PRIVATE CREDIT INVESTORS LLC

1345 Avenue of the Americas

New York, NY 10105

and

AXA EQUITABLE LIFE INSURANCE COMPANY

1290 Avenue of the Americas

New York, New York 10104

File No. 812-14925

) ) ) ) ) ) ) ) ) ) )	First Amended and Restated Application for an Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 Permitting Certain Joint Transactions Otherwise Prohibited by Sections 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 to Supersede a Prior Order.

I. Summary of Application

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the Commission under the 1940 Act:

•	AB Private Credit Investors Corporation (“AB BDC I”),

•	AB Private Credit Investors Middle Market Direct Lending Fund, L.P. (“AB PCI Fund I”),

•	AB Energy Opportunity Fund, L.P. (“AB Energy Fund,” and together with AB PCI Fund I, the “Existing Affiliated Funds”),

•	AB Private Credit Investors LLC (“AB-PCI”) on behalf of itself and its successors,[1] and

•	AXA Equitable Life Insurance Company (“AXA Equitable”).[2]

The Order would supersede an exemptive order issued by the Commission on October 11, 2016 (the “Prior Order”)3 that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

The relief requested in this application (the “Application”) would permit a Regulated Fund4 and one or more other Regulated Funds and/or one or more Affiliated Funds5 to participate in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under Section 57(a)(4) and Rule 17d-1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an AB-PCI Adviser negotiates terms in addition to price (“Private Placement Transactions”);6 and (b) making additional investments in securities, including loans, of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”). “Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub, as defined below) participated together with one or more

[1]	The term “successor,” as applied to each AB-PCI Adviser, means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.
[2]	AXA Equitable has established one or more investment accounts that are advised by an AB-PCI Adviser (the “Existing Affiliated Managed Accounts”). AXA Equitable is excluded from investment company status by Section 3(c)(3) of the 1940 Act. Applicants do not believe that allowing AXA Equitable to participate in Co-Investment Transactions as Affiliated Managed Accounts raises any additional legal or policy concerns not otherwise raised by allowing a Regulated Fund to co-invest with one or more Affiliated Funds because AXA Equitable is considered a client of an AB-PCI Adviser in the same way that an Affiliated Fund relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act is a client of an AB-PCI Adviser. Accordingly, Applicants request that AXA Equitable be permitted to participate in Co-Investment Transactions through its Affiliated Managed Accounts.
[3]	In the Matter of AB Private Credit Investors Corporation, et. al., Investment Company Act Release Nos. 32261 (September 13, 2016) (notice) and 32310 (October 11, 2016) (order). All of the applicants to the Prior Order have been named as Applicants to the Order. AXA Equitable is the only Applicant to the Order that was not an applicant to the Prior Order and has been added to this Application as it intends to participate through the Existing Affiliated Managed Accounts in the Co-Investment Program in reliance on the Order.
[4]	“Regulated Fund” means AB BDC I and any Future Regulated Fund. “Future Regulated Fund” means any closed-end management investment company other than AB BDC I (a) that is registered under the 1940 Act or has elected to be regulated as a BDC (as defined below), (b) whose investment adviser is an AB-PCI Adviser, and (c) that intends to participate in the Co-Investment Program. The term “AB-PCI Adviser” means (a) AB-PCI and (b) any future investment adviser that is controlled by AB-PCI and is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”).
[5]	“Affiliated Fund” means (i) the Existing Affiliated Funds, (ii) any Future Affiliated Fund, and (iii) any Affiliated Managed Account. “Future Affiliated Fund” means any entity (a) whose investment adviser or sub-adviser is an AB-PCI Adviser, (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, and (c) that intends to participate in the Co-Investment Program. “Affiliated Managed Account” means (i) the Existing Affiliated Managed Accounts and (ii) any Future Affiliated Managed Account. “Future Affiliated Managed Account” means an account (a) for which an AB-PCI Adviser is acting as investment adviser or sub-adviser, (b) of a person who is a Section 57(b) affiliate of a Regulated Fund and who would not be able to rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act and (c) that intends to participate in the Co-Investment Program.
[6]

The term “Private Placement Transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”).

other Regulated Funds and/or one or more Affiliated Funds in reliance on the requested Order.7 “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

Any of the Regulated Funds may, from time to time, form a special purpose subsidiary (a “Wholly-Owned Investment Sub”) (i) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of the Regulated Fund; (iii) with respect to which the Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the conditions to this Application; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application. Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.8

II. Background

AB BDC I is a Maryland corporation organized as a closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under Section 54(a) of the 1940 Act.9 AB-PCI serves as the investment adviser of AB BDC I. AB BDC I was organized on February 6, 2015 and filed a registration statement on Form 10-12G and a notice under Form N-6F to be subject to Sections 55 through 65 of the 1940 Act. The registration statement on Form 10-12G includes such information regarding the investment objective and strategies of the Company as is required by Form N-2. As a BDC, AB-BDC I is subject to the periodic reporting requirements under Section 13(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”). Unless it successfully completes an initial public offering, AB BDC I will raise capital through private offerings in reliance on the exemption from the registration requirements under the 1933 Act, set forth under Section 4(a)(2) thereof. AB BDC I enters into subscription agreements with several investors providing for the private placement of shares of AB BDC I’s common stock. AB BDC I’s Objectives and Strategies10 are

[7]	No Non-Interested Director (as defined below) of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.
[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. Avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. Avail. July 28, 2000) and SMC Capital, Inc. (pub. Avail. Sept. 5, 1995).
[9]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.
[10]

“Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies, as described in the Regulated Fund’s registration statement on Form N-2 or Form 10-12G, as applicable, other filings the Regulated Fund has made with the Commission under the 1933 Act, or under the 1934 Act, and the Regulated Fund’s reports to shareholders.

to principally generate current income through direct investments in private loans and notes and, to a lesser extent, long-term capital appreciation through private equity investments. AB BDC I currently intends to invest in middle market businesses based in the United States, which it generally defines as having enterprise values between $50 million and $500 million.

The board of directors of AB BDC I (the “AB BDC I Board”) is comprised of five directors. The AB BDC I Board and any board of directors of a Future Regulated Fund (the “Boards” and each a “Board,” as applicable) will be comprised of directors, a majority of whom will not be “interested persons,” within the meaning of Section 2(a)(19) of the 1940 Act (the “Non-Interested Directors”), of AB BDC I or any Future Regulated Fund, as applicable. Each Board will have a Nominating and Corporate Governance Committee that will select and nominate any additional Non-Interested Directors who may be selected to serve on a Board.

AB PCI Fund I is a Delaware limited partnership that is exempt from registration pursuant to Section 3(c)(7) of the 1940 Act. AB-PCI is the investment adviser of AB PCI Fund I. AB PCI Fund I was organized on February 13, 2015, and, as of June 30, 2017, has combined equity commitments of approximately $908 million. AB PCI Fund I’s investment objective and strategies are to generate both current income and long-term capital appreciation through debt and equity investments. AB PCI Fund I invests primarily in first and second lien senior loans and mezzanine debt, which in some cases are accompanied by an equity co-investment component.

AB Energy Fund is a Delaware limited partnership that is exempt from registration pursuant to Section 3(c)(7) of the 1940 Act. AB-PCI is the investment adviser of AB Energy Fund. AB Energy Fund was organized on November 19, 2015, and, as of June 30, 2017, has combined equity commitments of approximately $458 million. AB Energy Fund’s investment objective and strategies are to generate attractive risk-adjusted returns, through current income and capital gains, by capitalizing on private and public debt and equity investment opportunities in North American oil and gas producers. AB Energy Fund invests primarily in privately negotiated investments (including, but not limited to, second lien loans, mezzanine loans, structured equity, and non-control equity) and publicly traded debt and equity investments (including, but not limited to, high-yield, investment grade, convertible and common stock) of small- and mid-sized oil and gas producers.

AB-PCI is a wholly-owned subsidiary of AllianceBernstein L.P. (“AB”), which is a New York based global asset management firm. AB-PCI is a Delaware limited liability company and an investment adviser registered with the Commission under the Advisers Act. AB-PCI serves as investment adviser to AB BDC I and to the Existing Affiliated Funds. AB-PCI will manage AB BDC I’s portfolio in accordance with AB BDC I’s Objectives and Strategies. AB-PCI will make investment decisions for AB BDC I, including placing purchase and sale orders for portfolio transactions and otherwise managing the day-to-day operations of AB BDC I, subject to the oversight of the AB BDC I Board. Similarly, AB-PCI manages the Existing Affiliated Funds’ portfolios in accordance with their respective investment objectives and strategies. AB-PCI makes investment decisions for the Existing Affiliated Funds, including placing purchase and sale orders for portfolio transactions and otherwise managing their respective day-to-day operations. AB-PCI is led by J. Brent Humphries, a senior executive with significant investment advisory and business experience. Mr. Humphries is the President of AB BDC I, AB-PCI and AB PCI Fund I and is a Vice President of AB Energy Fund.

AB-PCI also advises certain Affiliated Managed Accounts that may participate in the Co-Investment Program, including the Existing Affiliated Managed Accounts established by AXA Equitable. For any Affiliated Managed Account that participates in the Co-Investment Program, AB-PCI will have the ability to monitor and comply with the Conditions of this Application in respect of the investments in the Co-Investment Program. However, as AXA Equitable is a Section 57(b) affiliate of a Regulated Fund, AXA Equitable has been added as an Applicant in order to be able to rely on the Order.

AXA Equitable is a stock life insurance corporation organized under the laws of New York and is the indirect parent company of AB-PCI. As of the date of this Application, AXA Equitable is an indirect, majority-owned subsidiary of AXA S.A., which is the holding company for the AXA Group, worldwide leader in life, property and casualty and health insurance and asset management. AXA Equitable is also subject to applicable provisions of the insurance laws and regulations of the state of New York. Although AXA Equitable is an indirect parent company of AB-PCI, AB-PCI has a separate management team from AXA Equitable and operates as a separate and distinct business and legal entity.

AXA Equitable has established an Existing Affiliated Managed Account, and may from time to time establish Future Affiliated Managed Accounts, advised by an AB-PCI Adviser. As a person that controls or is under common control with AB-PCI, AXA Equitable is a person specified in Section 57(b) of the 1940 Act. Under AXA Equitable’s arrangement with AB-PCI with respect to its Affiliated Managed Accounts, AXA Equitable may decline the opportunity for its Affiliated Managed Accounts to participate in whole or in part in a Potential Co-Investment Transaction, but does not have the ability to cause AB-PCI to change the allocations of any Potential Co-Investment Transaction.

III. Order Requested

The Applicants request the Order of the Commission under Sections 17(d) and 57(i) under the 1940 Act, and Rule 17d-1 under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), a Regulated Fund to be able to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Funds.

The Regulated Funds and the Affiliated Funds seek relief to invest in Co-Investment Transactions in reliance on the requested Order because such Co-Investment Transactions would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Funds and the Affiliated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.	Section 17(d) and Section 57(a)(4)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) of the 1940 Act prohibits certain persons specified in Section 57(b) of the 1940 Act from participating in a joint transaction with a BDC or a company controlled by a BDC in contravention of rules as prescribed by the Commission. In particular Section 57(a)(4) of the 1940 Act applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC, or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C) of the 1940 Act; or

•	Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC,[11] or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) of the 1940 Act a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.12

[11]	Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.
[12]	See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”).

AB-PCI is the investment adviser to AB BDC I and the Existing Affiliated Funds, and an AB-PCI Adviser will be the investment adviser to each of the Future Regulated Funds and each of the Future Affiliated Funds. AB-PCI also advises the Affiliated Managed Accounts. Any other AB-PCI Adviser will be controlled by AB-PCI and registered under the Advisers Act. The Regulated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. In addition, the Affiliated Funds may be deemed to be under common control with the Regulated Funds, and thus affiliated persons of each Regulated Fund under Section 2(a)(3)(C) of the 1940 Act. We are including the Affiliated Managed Accounts because they are, or will be, accounts advised by AB-PCI for persons that control or are under common control with AB-PCI and thus persons specified in Section 57(b) of the 1940 Act. Because the Co-Investment Program will be controlled by AB-PCI, and because AB-PCI is able to monitor and ensure compliance with the Conditions for all potential co-investors under the Co-Investment Program, we do not believe that including the Affiliated Managed Accounts raises any new legal issues. As a result, these relationships might cause a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds participating in Co-Investment Transactions to be subject to Sections 17(d) or 57(a)(4) of the 1940 Act, and thus subject to the provisions of Rule 17d-1 of the 1940 Act.

B.	Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) of the 1940 Act and made applicable to BDCs by Section 57(i) of the 1940 Act. Section 57(i) of the 1940 Act provides that, until the Commission prescribes rules under Section 57(a)(4) of the 1940 Act, the Commission’s rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies will be deemed to apply. Because the Commission has not adopted any rules under Section 57(a)(4) of the 1940 Act, Rule 17d-1 under the 1940 Act applies.

Applicants seek relief pursuant to Rule 17d-1 under the 1940 Act, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1 under the 1940 Act, the Commission is directed by Rule 17d-1(b) under the 1940 Act to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d) of the 1940 Act, upon which Rule 17d-1 under the 1940 Act is based, and upon which Section 57(a)(4) of the 1940 Act was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969). Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under section 17 of the 1940 Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.” H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the terms and Conditions of this Application would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) of the 1940 Act were designed to prevent would be addressed and the standards for an order under Rule 17d-1 under the 1940 Act are met.

C.	Protection Provided by the Proposed Conditions

Applicants believe that the proposed Conditions, as discussed more fully in Section III.D. of this Application, will ensure the protection of shareholders of the Regulated Funds and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Regulated Fund would only invest in investments that are appropriate to the interests of shareholders and the investment needs and abilities of that Regulated Fund. In addition, each Regulated Fund would be able to invest on equal footing with each other Regulated Fund and any Affiliated Funds, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. Each Regulated Fund would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other Conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the applicable AB-PCI Adviser, or shared pro-rata among the Regulated Funds and Affiliated Funds who participate in the Co-Investment Transactions. The Conditions would also prevent a Regulated Fund from investing in any current investments of an affiliated person, which eliminates the possibility of a Regulated Fund from being forced to invest in a manner that would benefit an affiliated person’s existing investment. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

The Conditions impose a variety of duties on the AB-PCI Advisers with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Fund. In addition, when considering Potential Co-Investment Transactions for any Regulated

Fund, the applicable AB-PCI Adviser will consider only the Objectives and Strategies, Board-Established Criteria,13 investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Regulated Fund. Each AB-PCI Adviser, as applicable, undertakes to perform these duties consistently for each Regulated Fund, as applicable, regardless of which of them serves as investment adviser to these entities. The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by a required majority, as defined in Section 57(o) (a “Required Majority”), of the directors of the Board eligible to vote on that Co-Investment Transaction under Section 57(o) (the “Eligible Directors”).14

The amount of each Regulated Fund’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

If an AB-PCI Adviser or its principals, or any person controlling, controlled by, or under common control with an AB-PCI Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under condition 14.

Applicants believe that this condition will ensure that the Non-Interested Directors will act independently in evaluating the Co-Investment Program, because the ability of an AB-PCI Adviser or its principals to influence the Non-Interested Directors by a suggestion, explicit or implied, that the Non-Interested Directors can be removed will be limited significantly. The Non-Interested Directors shall evaluate and approve any such independent third party, taking into accounts its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

[13]	“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the AB-PCI Adviser to the Regulated Fund should be notified under condition 1. The Board-Established Criteria will be consistent with a Regulated Fund’s Objectives and Strategies. If no Board-Established Criteria are in effect, then the AB-PCI Adviser to a Regulated Fund will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The AB-PCI Adviser to a Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors. The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.
[14]	In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

In sum, the Applicants believe that the proposed Conditions would ensure that each Regulated Fund that participates in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants. As a result, the Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

With respect to each Wholly-Owned Investment Sub, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Sub. The Regulated Fund’s Board would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Regulated Fund’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

D.	Proposed Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1. Each time an AB-PCI Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria, the Regulated Fund’s AB-PCI Adviser will make an independent determination of the appropriateness of the investment for such Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.     (a) If the AB-PCI Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the applicable AB-PCI Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. The applicable AB-PCI Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party’s available capital to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c) After making the determinations required in Conditions 1 and 2(a), the applicable AB-PCI Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii) the Potential Co-Investment Transaction is consistent with:

(A) the interests of the shareholders of the Regulated Fund; and

(B) the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria;

(iii) the investment by any other Regulated Funds or Affiliated Funds would not disadvantage the Regulated Fund, and participation by the participating Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Affiliated Funds; provided that, if any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this Condition (2)(c)(iii), if:

(A) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B) the applicable AB-PCI Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that any Affiliated Fund or any Regulated Fund or any affiliated person of any Affiliated Fund or any Regulated Fund receives in connection with the right of an Affiliated Fund or a Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and

(iv) the proposed investment by the Regulated Fund will not benefit the AB-PCI Advisers, the Affiliated Funds or the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 13, (B) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(C).

3. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The applicable AB-PCI Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with Condition 8,15 a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

6. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 6, if Conditions 2(c)(iii)(A), (B) and (C) are met.

[15]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

7. (a) If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable AB-PCI Advisers will:

(i) notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b) Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and Regulated Funds.

(c) A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this Condition. In all other cases, the AB-PCI Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(d) Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.     (a) If any Affiliated Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable AB-PCI Advisers will:

(i) notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b) A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this application). In all other cases, the AB-PCI Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(c) If, with respect to any Follow-On Investment:

(i) the amount of the opportunity is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the AB-PCI Adviser to be invested by each Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Funds in the same transaction, exceeds the amount of the opportunity;

then the amount invested by each such party will be allocated among them pro rata based on each participant’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.

(d) The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

9. The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions of the Order. In addition, the Non-Interested Directors will consider at least annually (i) the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions and (ii) the continued appropriateness of any Board-Established Criteria.

10. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f) of the 1940 Act.

11. No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of an Affiliated Fund.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the AB-PCI Advisers under their respective investment advisory agreements with Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13. Any transaction fee16 (including break-up or commitment fees but excluding broker’s fees contemplated Section 17(e) or 57(k) of the 1940 Act, as applicable), received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an AB-PCI Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by such AB-PCI Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the AB-PCI Advisers, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(C); and (b) in the case of an AB-PCI Adviser, investment advisory fees paid in accordance with the agreement between the AB-PCI Adviser and the Regulated Fund or Affiliated Fund).

14. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the 1940 Act or applicable State law affecting the Board’s composition, size or manner of election.

15. Each Regulated Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4), will prepare an annual report for its Board that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and conditions of the Application and the procedures established to achieve such compliance.

IV. Statement in Support of Relief Requested

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the terms and Conditions set forth in this Application.

[16]	Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

A. Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d) and Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

In cases where the AB-PCI Advisers identify investment opportunities requiring larger capital commitments, they must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Fund to participate with one or more of the Affiliated Funds and the other Regulated Funds in larger financing commitments, which would, in turn, be expected to obtain discounted prices and increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Funds. Indeed, each Regulated Fund’s inability to co-invest with one or more of the Affiliated Funds and the other Regulated Funds could potentially result in the loss of beneficial investment opportunities for such Regulated Fund and, in turn, adversely affect such Regulated Fund’s shareholders. For example, a Regulated Fund may lose investment opportunities if the AB-PCI Adviser cannot provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by an AB-PCI Adviser due to a Regulated Fund’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). To the extent there is an investment that falls within the Objectives and Strategies of a Regulated Fund and one or more other Regulated Funds and/or the investment objectives and strategies of one or more Affiliated Funds, it is expected that a Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification. The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. Before relying on the Order, the Board of each Regulated Fund, including the Non-Interested Directors, will have determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund will be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund will be able to participate in larger transactions; (iii) the Regulated Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and Conditions of the proposed Order are fair to the Regulated Funds and their shareholders. For these reasons, the AB BDC I Board will have determined that is proper and desirable for AB BDC I to participate in Co-Investment Transactions with the other Regulated Funds and/or one or more Affiliated Funds.

B. Protective Representations and Conditions

The terms and Conditions set forth in this application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Funds and Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in Conditions 7 and 8, and after making the determinations required in Conditions 1 and 2(a), the AB-PCI Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund. With respect to the pro rata dispositions and Follow-On Investments provided in Conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

The Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in Conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. The Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2 under the 1940 Act, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly-Owned Investment Sub is involved in a Co-Investment Transaction as each Wholly-Owned Investment Sub will be treated as one company with its parent for purposes of this Application.

V. Precedents

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities. See Guggenheim Credit Income Fund, et al. (File No. 812-14821) Investment Company Act Rel. No. 32960 (January 3, 2018)(notice) and 32996 (January 30, 2018)(order); TCG BDC, Inc., et al. (File No. 812-14798) Investment Company Act Rel. No. 32945 (December 20, 2017)(notice) and 32969 (January 17, 2018)(order); BlackRock Capital Investment Corporation, et al. (File No. 812-14582) Investment Company Act Rel. No. 32943 (December 19, 2017)(notice) and 32968 (January 16, 2018)(order); New Mountain Finance Corporation, et al. (File No. 812-14799) Investment Company Act Rel. No. 32900 (November 20, 2017)(notice) and 32941 (December 18, 2017)(order): Horizon Technology Finance Corporation, et al. (File No. 812-14738) Investment Company Act Rel. No. 32888 (October 30, 2017)(notice) and 32923 (November 27, 2017)(order); Oaktree Strategic Income, LLC, et al. (File No. 812-14758) Investment Company Act Rel. No. 32831 (September 22, 2017)(notice) and 32862 (October 18, 2017)(order); Barings Corporate Investors, et al. (File No. 812-14689) Investment Company Act Rel. No. 32822 (September 20, 2017)(notice) and 32864 (October 19, 2017) (order); MVC Capital, Inc. et al. (File No. 812-14720) Investment Company Act Rel. No. 32769 (August 1, 2017)(notice) and 32797 (August 28, 2017)(order); 1889 BDC, Inc., et al. (File No. 812-14682) Investment Company Act Rel. No. 32687 (June 21, 2017) (notice) and 32735 (July 18, 2017)(order); Partners Group (USA) Inc., et al. (File No. 812-14193-01) Investment Company Act Rel. No. 32667 (June 1, 2017) (notice) and 32726 (July 6, 2017) (order); Corporate Capital Trust, Inc., et al. (File No. 812-14408) Investment Company Act Rel. No. 32642 (May 22, 2017) (notice) and 32683 (June 19, 2017) (order); TICC Capital Corp., et al. (File No. 812-14707) Investment Company Act Rel. No. 32641 (May 19, 2017) (notice) and 32680 (June 14, 2017) (order); Solar Capital Ltd., et al. (File No. 812-14735) Investment Company Act Rel. No. 32638 (May 17, 2017) (notice) and 32677 (June 13, 2017) (order); New Mountain Finance Corporation, et al. (File No. 812-14699) Investment Company Act Rel. No. 32630 (May 8, 2017) (notice) and 32668 (June 5, 2017) (order).

VI. Procedural Matters

A. Communications

Please address all communications concerning this Application and the Order to:

c/o AB Private Credit Investors LLC

1345 Avenue of the Americas

New York, NY 10105

Attention:    J. Brent Humphries

                    Wesley Raper

Please address any questions, and a copy of any communications, concerning this Application and Order to:

Kenneth E. Young, Esq.

David J. Harris, Esq.

Dechert LLP

Cira Centre, 2929 Arch Street

Philadelphia, PA 19104

(215) 994-2988

B. Authorizations

The verifications required by Rule 0-2(d) of the 1940 Act were authorized by AB BDC I pursuant to resolutions duly adopted by the AB BDC I Board on June 28, 2018 and are attached hereto as Exhibit A.

The Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Pursuant to Rule 0-2 under the 1940 Act, each of AB Private Credit Investors Corporation, AB Private Credit Investors Middle Market Direct Lending Fund, L.P., AB Energy Opportunity Fund, L.P. and AB Private Credit Investors LLC declares that this Application for a Commission order is signed by J. Brent Humphries as President or Vice President of AB Private Credit Investors Corporation, AB Private Credit Investors Middle Market Direct Lending Fund, L.P., AB Energy Opportunity Fund, L.P. and AB Private Credit Investors LLC, respectively, pursuant to the general authority vested in him as such by the Certificate of Incorporation and By-laws or Certificate of Formation and Limited Liability Company Agreement of each such Applicant, or pursuant to the resolutions attached hereto as Exhibit B.

Pursuant to Rule 0-2 under the 1940 Act, AXA Equitable Life Insurance Company declares that this Application for a Commission order is signed by Steven M. Joenk as Managing Director and Chief Investment Officer of AXA Equitable Life Insurance Company pursuant to the general authority vested in him as such by the Certificate of Incorporation and By-laws of AXA Equitable Life Insurance Company.

VII. Request for Order of Exemption

For the foregoing reasons, the Applicants request that the Commission enter an Order under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

Dated: July 12, 2018

AB PRIVATE CREDIT INVESTORS CORPORATION

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President

AB PRIVATE CREDIT INVESTORS MIDDLE MARKET DIRECT LENDING FUND, L.P.

By: AB Private Credit Investors Middle Market Direct Lending G.P. L.P., its general partner

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President

AB ENERGY OPPORTUNITY FUND, L.P.

By: AB Energy Opportunity Management, LLC, its general partner

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Vice President

AB PRIVATE CREDIT INVESTORS LLC

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President

AXA EQUITABLE LIFE INSURANCE COMPANY

By:	/s/ Steven M. Joenk
Name:	Steven M. Joenk
Title:	Managing Director and Chief Investment Officer

Exhibit A

Verification of Statement of Facts and Application

pursuant to Rule 17d-1 under the

Investment Company Act of 1940

for an Order of the Commission

The undersigned states that he has duly executed the attached Application for an order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated July 12, 2018 for and on behalf of the Applicants, as the case may be, that he holds the office with such entity indicated below and that all actions by stockholders, directors, members, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

AB Private Credit Investors Corporation, AB Private Credit Investors Middle Market Direct Lending Fund, L.P., AB Private Credit Investors LLC

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President

AB Energy Opportunity Fund, L.P.

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Vice President

The undersigned states that he has duly executed the attached Application for an order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated July 12, 2018 for and on behalf of AXA Equitable, that he holds the office with such entity indicated below and that all actions by stockholders, directors, members, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that he is familiar with the instrument and the contents thereof, and that the facts with respect to AXA Equitable set forth therein are true to the best of his knowledge, information, and belief.

AXA Equitable Life Insurance Company

By:	/s/ Steven M. Joenk
Name:	Steven M. Joenk
Title:	Managing Director and Chief Investment Officer

Exhibit B

Resolutions Adopted by the Board Directors (the “Board”) of

AB Private Credit Investors Corporation (the “Company”)

WHEREAS, the Board believes it is in the best interests of the Company to file an application with the SEC for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the Investment Company Act of 1940 (the “1940 Act”), all as more fully set forth in the draft Application that has been presented to the Board; and

WHEREAS, the Board has reviewed the Application, a copy of which is attached hereto as Exhibit A.

NOW, THEREFORE, BE IT RESOLVED, that the President, Chief Executive Officer, Chief Financial Officer, Secretary and Executive Vice President of the Company (each an “Authorized Officer” and, collectively, the “Authorized Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretative positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the 1940 Act, or any other applicable federal or state securities law, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Authorized Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretative positions, as such officers shall deem necessary or desirable in order for the Company to accomplish its investment objective, in such form and accompanied by such exhibits and other documents as the Authorized Officer or Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretative positions; and it is further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof; and it is further

RESOLVED, that all actions heretofore taken by any officer or director of the Company in connection with, or with respect to, the matters referred to in the foregoing resolutions be and hereby are confirmed, ratified and approved in all respects.